SECUR ISSION

11018801

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8 – 35173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ACADEMY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 HAMILTON AVENUE, SUITE 1102
(No. And Street)

WHITE PLAINS, (City) — NY (State) — 10601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS CHARLES WILLIAM GREENWOOD — (914) 220-5881
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) — NEW YORK (City) — NY (State) — 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DOUGLAS CHARLES WILLIAM GREENWOOD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACADEMY SECURITIES, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 8 day of Feb, 2011

Signature

MANAGING MEMBER
Title

Notary Public

SHARON JONES
Notary Public, State of New York
No. 01JO5023034
Qualified in New York County
Commission Expires 1/31/2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Academy Securities, Inc. (F/K/A Sterling
Investment Services, Inc.):

We have audited the accompanying statement of financial condition of Academy Securities, Inc. (F/K/A Sterling Investment Services, Inc.) (the "Company"), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Academy Securities, Inc as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 19, 2011

ACADEMY SECURITIES, INC.
(F/K/A STERLING INVESTMENT SERVICES, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 438,860
Prepaid expenses	4,920
Other assets	1,673
TOTAL ASSETS	445,453

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accrued expense	$ 14,822
Accrued interest on subordinated notes	14,700
TOTAL LIABILITIES	29,522
Liabilities subordinated to the claims of general creditors	360,000
Shareholders' Equity:	
Common stock, $.01 par value; 1,000,000 shares authorized and issued, 990,000 shares outstanding	10,000
Additional paid- in capital	338,399
Earnings deficit	(292,468)
TOTAL SHAREHOLDERS' EQUITY	55,931
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 445,453

The accompanying notes are an integral part of this financial statement.

NOTE 1 ORGANIZATION & SIGNIFICANT ACCOUNTING POLICIES

Organization

Academy Securities, Inc. (f/k/a Sterling Investment Services, Inc.), (the "Company") was incorporated in the state of Delaware on November 7, 1985. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides financial advisory and capital-raising services, principally related to merger and acquisition advice and equity private placements. The Company is also a California Certified Disabled Veteran Business Enterprise (DVBE) and Service Disabled Veteran Owned Business (SDVOB) that intends to conduct an order execution and agency trading business for investment management firms, public, ERISA and other pension funds, as well as family offices and high net-worth individuals. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(ii). Effective on April 29, 2010, the Company changed its name from Sterling Investment Services, Inc.

Cash Equivalents

Cash and cash equivalents consist of high yield money market funds held at a major financial institution.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures bears no material effect on the financial statements as presented.

NOTE 1 ORGANIZATION & SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted. Additionally, the Company also recognizes and measures its unrecognized tax benefits from tax positions that, based on their technical merit, are sustainable upon examination based on facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 2 NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was $409,338, which exceeded the required net capital by $404,338. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010 was .07 to 1.

NOTE 3 COMMITMENTS

In September 2010, the Company executed an operating lease for office space in San Diego, CA that is set to expire in September 2011. Minimum future payments under this lease for the year ended December 31, 2011 is $15,060.

In October 2010, the Company renewed its operating lease for its office space in White Plains, NY on a month-to-month basis, cancelable with two months written notice.

NOTE 4 INCOME TAXES

At December 31, 2010, the Company has a net operating loss ("NOL") carryforward for Federal income tax purposes totaling approximately $263,000. These carryforwards are available to offset future taxable income and will expire during the years 2029 and 2030, if not utilized. For financial statement reporting purposes, net deferred tax assets of approximately $86,000 relate primarily to the NOL carryforwards which have been fully offset with a valuation allowance as the realization of these deferred tax assets is dependent on the company generating future taxable income. The deferred tax assets and the corresponding valuation increased by approximately $79,000 in the current year primarily due to the loss incurred during the current year.

NOTE 5 SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 19, 2011, which is the date the financial statements were available to be issued, and no events have been identified which require disclosure.

ACADEMY SECURITIES, INC.

(F/K/A STERLING INVESTMENT SERVICES, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010